FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of June, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                                   SCHEDULE 11

     NOTIFICATION OF INTERESTS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL
                    RESPONSIBILITY AND/OR CONNECTED PERSONS

1. Name of the issuer

HSBC Holdings plc

2. State whether the notification relates to a:

(i) transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328)of the Companies Act 1985; or

(iii) Both (i) and (ii).

In respect of (ii)

3. Name of person discharging managerial responsibilities/director

James Hughes-Hallett

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

The director is a Trustee of the Esmee Fairbairn Foundation

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Non-beneficial interest as Trustee

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.50 each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

State Street Nominees Limited (2,538,828 shares)

Chase Nominees Limited (34,664 shares)

8. State the nature of the transactions

i.    Acquisition / purchase

ii.   Acquisition / purchase

iii.  Acquisition / purchase

iv.   Acquisition / purchase

v.    Disposal / sale

9. Number of shares, debentures or financial instruments relating to shares acquired

i.    84,351

ii.   36,000

iii.  49,000

iv.   55,000

10. Percentage of issued class acquired

De minimis

11. Number of shares, debentures or financial instruments relating to shares disposed

v.    87,000

12. Percentage of issued class disposed

De minimis

13. Price per share or value of transactions

i.    GBP9.4625

ii.   GBP9.5826

iii.  GBP9.775

iv.   GBP9.66

v.    GBP9.43

14. Date and place of transactions

i.    10 February 2006, London*

ii.   22 February 2006, London*

iii.  24 February 2006, London*

iv.   13 April 2006, London*

v.    18 May 2006, London*

*The Director became aware of these transactions on 22 June 2006

15. Total holding in ordinary shares following notification and total percentage holding in ordinary shares following notification

Non-beneficial interest as Trustee in 2,573,492 shares (0.02 per cent)

16. Date issuer informed of transactions

22 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which exercise can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

Name of contact and telephone number for queries

Nicola Black, Assistant Secretary, 020 7991 2652

Name of duly authorised officer/official of issuer responsible for making notification

As above

Date of notification

26 June 2006



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  26 June 2006